UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Notice of the Extraordinary General Meeting and Class A Meeting
99.2	Form of Proxy for the Extraordinary General Meeting
99.3	Form of Proxy for Class A Meeting
99.4	Form of Class B Written Resolution
99.5	Form of Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: July 6, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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